Real Goods Solar, Inc.

360 Interlocken Boulevard

Broomfield, Colorado 80021

May 6, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Real Goods Solar, Inc.—Acceleration Request —

Registration Statement on Form S-1 (No. 333-149092)

and Registration Statement on Form 8-A 12(b)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Real Goods Solar, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on May 7, 2008, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act. The Company also hereby requests that the Securities and Exchange Commission (the “Commission”) simultaneously declare effective the Company’s Registration Statement on Form 8-A 12(b).

The Company understands from the underwriters that all comments regarding the underwriting arrangements have been addressed with the staff of the Financial Industry Regulatory Authority, however, the conditional “no objection” letter has not yet formally been received. If you would like to discuss the status with FINRA, please contact Sandra Larranaga at (240) 386-4623.

The Company acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REAL GOODS SOLAR, INC.

By:	/s/ John R. Jackson
Name: John R. Jackson
Title: Secretary